UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 333-74483
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Willis 401(k) Retirement Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
Willis North America Inc.
Attn: Adam Ciongoli
One World Financial Center
200 Liberty Street
New York, NY 10281-1003
(212) 915-8888

Willis 401(k) Retirement Savings Plan
Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

WILLIS 401(k) RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	4—11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010:	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13—31
NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LIP
Suite 2400
424 Church Street
Nashville, TN 37219
USA
Tel: +1 615 259 1800
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee
Willis North America Inc.
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.
June 24, 2011

Member of
Deloitte Touche Tohmatsu Limited

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Participant-directed investments — at fair value	$587,249,765	$521,231,595

Total investments	587,249,765	521,231,595

Receivables:
Notes receivable from participants	8,685,427	8,999,947
Contributions receivable from participants	977,960	5,359,981

Total receivables	9,663,387	14,359,928

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	596,913,152	535,591,523

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUNDS	(11,250,894)	(7,263,004)

NET ASSETS AVAILABLE FOR BENEFITS	$585,662,258	$528,328,519

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Participant contributions — pre-tax	$41,251,286
Participant contributions — post-tax	1,407,135

Total contributions	42,658,421

Investment income:
Net appreciation in fair value of investments	45,979,933
Dividends	10,027,446
Interest	5,125,270

Net investment income	61,132,649

Interest income on notes receivable from participants	478,090

DEDUCTIONS:
Benefits paid to participants	(46,733,505)
Administrative expenses	(201,916)

Total deductions	(46,935,421)

INCREASE IN NET ASSETS	57,333,739

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	528,328,519

End of year	$585,662,258

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings PLC, and covers all eligible employees of the Company and its subsidiaries. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust serves as the trustee of the Plan and Diversified Investment Advisors serves as the record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Newly hired employees are automatically enrolled in the Plan after 60 days of service with a 3% pre-tax contribution rate of eligible compensation. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax and/or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits. Eligible compensation consists of the participant’s base pay plus commissions and production incentives received during the calendar year.

The company match was suspended in October 2009 for all Participants, and the suspension remained in effect throughout 2010.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Group Holdings PLC common stock, and stable value funds as investment options for participants.

The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above Plan offered funds into a self-directed brokerage account.

Vesting — A participant’s contributions and earnings thereon are immediately vested. Employer contributions and earnings thereon are 25% vested after two years of service, 50% after three years, 75% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Participant loans are classified as notes receivable and measured at the unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits — Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts can be in lump-sum amounts or installments.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $198,439 and $573,808, respectively. During the year ended December 31, 2009, forfeiture amounts were used to offset employer contributions. During the year ended December 31, 2010, forfeiture amounts were used to reduce participant expenditures.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common Stock is valued at the closing price reported on the exchange on which traded on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and guaranteed investment contracts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All distribution payments are processed the same day, therefore, at December 31, 2010 and 2009 there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Standards — ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	INVESTMENTS

Individual investments that represent greater than 5% of the Plan’s net assets available for benefits are as follows:

As of December 31, 2010:
Willis Stable Value Fund (at contract value)	$89,115,130
Pimco Total Return Fund	60,962,053
Transamerica Partners Institutional Stock Index Fund	47,115,826
American Funds Income Fund	43,283,926
American Funds Growth Fund	42,965,605
TFLIC Stable 5 Fund (at contract value)	41,638,565
American Funds Europac	40,405,659
American Funds Fundamental Investment Fund	39,119,088

As of December 31, 2009:
Willis Stable Value Fund (at contract value)	$79,904,612
Pimco Total Return Fund	52,885,502
Transamerica Partners Institutional Stock Index Fund	44,261,905
TFLIC Stable 5 Fund (at contract value)	47,790,737
American Funds Income Fund	39,074,112
American Funds Growth Fund	38,523,240
American Funds Europac	36,604,390
American Funds Fundamental Investment Fund	34,461,627
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $45,979,933 as follows:

Mutual funds	$39,265,292
Common stock	6,711,805
Corporate bonds	(5,332)
U.S. government securities	8,168

Net appreciation in fair value of investments	$45,979,933

4.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has two fully benefit-responsive investment contracts with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contracts have certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with TFLIC, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value Fund and on an annual basis for the TFLIC Stable 5 Fund. The crediting rate of the contract will track current market yields on a trailing basis.

	2010	2009
Wills Stable Value Fund average yields:
Based on annualized earnings (1)	7.62%	5.95%
Based on interest rate credited to participants (2)	3.21	3.51

TFLIC Stable 5 Fund average yields:
Based on annualized earnings (1)	8.14%	9.24%
Based on interest rate credited to participants (2)	4.23	3.62

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.
5.	FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 14, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; and is currently under audit by the IRS for the 2009 tax year. The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2007.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC; therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2010 were not significant.

At December 31, 2010 and 2009, the Plan held 558,319 and 595,477 shares, respectively, of common stock of Willis Group Holdings PLC, with a fair value of $20,205,503 and $16,445,821, respectively.
7. FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
The following tables sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009:

	Assets at Fair Value as of December 31, 2010
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Mutual funds
Large Cap Stocks
Domestic	$217,125,007	$—	$—	$217,125,007
International	40,405,659	—	—	40,405,659
Mid/Small Cap Stocks	74,786,279	—	—	74,786,279
Bonds
Investment Grade	60,962,053	—	—	60,962,053
High Yield	11,455,377	—	—	11,455,377
Various Diversified Funds	6,192,188	—	—	6,192,188
Common Stocks
Willis Group Holdings plc	20,205,503	—	—	20,205,503
Other Common Stock	9,266,882	—		9,266,882
Guaranteed investment contracts	—	142,004,589	—	142,004,589
Money market funds	—	3,609,727	—	3,609,727
Other Financial Assets	1,236,501	—	—	1,236,501

Total assets at fair value	$441,635,449	$145,614,316	$—	$587,249,765

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$358,324,586	$—	$—	$358,324,586
Common stocks	22,403,953	—	—	22,403,953
Corporate bonds	1,035,890	—	—	1,035,890
U.S. government securities	316,545	—	—	316,545
Guaranteed investment contracts	—	135,532,162	—	135,532,162
Money market funds	—	3,618,459	—	3,618,459

Total assets at fair value	$382,080,974	$139,150,621	$—	$521,231,595

For the year ended December 31, 2009, there were no significant transfers in or out of Levels 1, 2 or 3.
8. SUBSEQUENT EVENTS
Subsequent events were evaluated through the date of the financial statement issuance. Based on this review, no significant event occurred that requires disclosure.
 * * * * * *

SUPPLEMENTAL SCHEDULE

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
Mutual Funds
Large Cap Stocks
Domestic
American Funds Growth Fund		Mutual Fund	$42,965,605
American Funds Income Fund		Mutual Fund	43,283,926
American Funds Fundamental Investment Funds		Mutual Fund	39,119,088
Davis NY Venture Fund		Mutual Fund	26,246,665
MFS Value Fund		Mutual Fund	18,393,897
Transamerica Partners Stock Index Fund		Mutual Fund	47,115,826

Total			217,125,007

International
American Funds Europacific		Mutual Fund	40,405,659

Total			40,405,659

Mid/Small Cap Stocks
Baron Asset Fund		Mutual Fund	18,930,996
Wells Fargo Advantage Mid Cap Fund		Mutual Fund	9,180,538
Royce Value Plus		Mutual Fund	24,256,746
Columbia Small Cap Value Fund		Mutual Fund	22,417,999

Total			74,786,279

Bonds
Investment Grade
PIMCO Total Return Fund		Mutual Fund	60,962,053

Total			60,962,053

High Yield
Transamerica Partners High Yield Fund		Mutual Fund	11,455,377

Total			11,455,377

Various Diversified Mutual Funds
ABERDEEN GLOBAL SMALL CAP A	395	Mutual Fund	9,077
AL FRANK FUND	371	Mutual Fund	10,194
ALPINE DYNAMIC DIVIDEND FUND	2,227	Mutual Fund	10,713
AMANA INCOME FUND	221	Mutual Fund	7,033
AMERICAN BEACON INTL EQTY I	444	Mutual Fund	7,258
AMERICAN CENTURY GOVT BOND F	4,560	Mutual Fund	50,844
AMERICAN CENTURY GOVT BOND F	1,477	Mutual Fund	16,471
AMERICAN CENTURY GROWTH INV CL	305	Mutual Fund	7,870
AMERICAN CENTURY INTL BOND F	2,075	Mutual Fund	28,631
AMERICAN FD FUNDAMENTAL INVEST	81	Mutual Fund	2,960
AMERICAN FD GROWTH FUND OF AME	4,547	Mutual Fund	137,515
AMERICAN FD INV CO OF AMERIC	50	Mutual Fund	1,415
AMERICAN FD NEW PERSPE	69	Mutual Fund	1,980
ARTIO GLOBAL EQTY FD INC CL	300	Mutual Fund	11,748
ARTIO GLOBAL HIGH INCOME FUND	293	Mutual Fund	3,113
ARTIO INTL EQUITY FUND II CL	4,228	Mutual Fund	52,379
ARTISAN INTL FUND	1,019	Mutual Fund	22,118
ARTISAN INTL VALUE FUND	995	Mutual Fund	26,977
AUXIER FOCUS FUND INV	173	Mutual Fund	2,628
BARON ASSET FUND	134	Mutual Fund	7,427
BARON PARTNERS FUND	1,805	Mutual Fund	37,134
BERWYN INCOME FUND	2,375	Mutual Fund	31,494
BLACK OAK EMERGING TECHNO	3,300	Mutual Fund	10,099
BLACKROCK GLOBAL ALLOCA	442	Mutual Fund	8,591
BLACKROCK INTL OPPTY A	734	Mutual Fund	24,578
BUFFALO SCIENCE AND TECH FUND	129	Mutual Fund	1,968
BUFFALO SCIENCE AND TECH FUND	794	Mutual Fund	12,106
BURNHAM FINANCIAL INDUST	437	Mutual Fund	5,209
BURNHAM FINANCIAL SERVIC	729	Mutual Fund	12,552
CALAMOS GROWTH FUND CL I	1,029	Mutual Fund	59,804
CGM FOCUS FUND	222	Mutual Fund	7,741
CGM FOCUS FUND	179	Mutual Fund	6,229
CGM REALTY FUND	392	Mutual Fund	10,514
COHEN & STEERS REALTY SHARES	85	Mutual Fund	4,956
COHEN & STEERS REALTY SHARES	304	Mutual Fund	17,798
COLUMBIA ENERGY & NAT RESOUR	445	Mutual Fund	10,325
COLUMBIA VALUE & RESTRUCTURING	633	Mutual Fund	31,996
CREDIT SUISSE COMMODITY RETURN	460	Mutual Fund	4,298
CROFT LEOMINSTER VALUE	1,034	Mutual Fund	24,141

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
DFA FIVE YEAR GLOBAL FIXED	3,175	Mutual Fund	34,543
DFA GLOBAL REAL ESTATE SECURI	3,275	Mutual Fund	25,939
DFA INTL SMALL COMPANY PORTFO	1,643	Mutual Fund	28,233
DFA REAL ESTATE SECURI	1,555	Mutual Fund	33,531
DFA SLCTIVELY HEDGED GLOBAL	1,917	Mutual Fund	19,825
DFA U.S. CORE EQUITY 2 PORTFO	967	Mutual Fund	10,607
DFA U.S. LARGE CAP VALUE PORTF	6,723	Mutual Fund	135,265
DFA U.S. LARGE CAP VALUE PORTF	3,490	Mutual Fund	70,221
DFA U.S. LARGE CAP VALUE PORTF	2,347	Mutual Fund	47,220
DFA U.S. LARGE CO PORTFO	2,165	Mutual Fund	21,432
DFA U.S. SMALL CAP VALUE PORTF	1,493	Mutual Fund	38,185
DFA U.S. SMALL CAP VALUE PORTF	1,371	Mutual Fund	35,050
DFA US MICRO CAP PORT	1,679	Mutual Fund	23,127
DIREXION MONTHLY 10 YR NOTE B	131	Mutual Fund	1,200
DIREXION MONTHLY SMALL CAP BE	84	Mutual Fund	937
DODGE & COX BALANCED FD	40	Mutual Fund	2,827
DODGE & COX INTL STOCK FUND	684	Mutual Fund	24,421
DODGE & COX INTL STOCK FUND	169	Mutual Fund	6,034
DODGE & COX INTL STOCK FUND	441	Mutual Fund	15,740
DODGE & COX INTL STOCK FUND	662	Mutual Fund	23,637
DODGE & COX INTL STOCK FUND	280	Mutual Fund	10,011
DODGE & COX INTL STOCK FUND	49	Mutual Fund	1,741
DODGE & COX INTL STOCK FUND	172	Mutual Fund	6,144
DODGE & COX STOCK FUND	210	Mutual Fund	22,601
DODGE & COX STOCK FUND	222	Mutual Fund	23,936
DODGE & COX STOCK FUND	154	Mutual Fund	16,568
DODGE & COX STOCK FUND	60	Mutual Fund	6,426
FAIRHOLME FUND	947	Mutual Fund	33,687
FAIRHOLME FUND	236	Mutual Fund	8,392
FAIRHOLME FUND	676	Mutual Fund	24,069
FAIRHOLME FUND	119	Mutual Fund	4,230
FAIRHOLME FUND	2,434	Mutual Fund	86,612
FBR SMALL CAP FINANCIAL FUND I	157	Mutual Fund	3,119
FEDERATED PRUDENT BEAR A	304	Mutual Fund	1,440
FEDERATED PRUDENT BEAR A	1,077	Mutual Fund	5,096
FEDERATED TOTAL RETURN BOND C	667	Mutual Fund	7,436
FEDERATED TOTAL RETURN BOND C	1,164	Mutual Fund	12,975
FEDERATED U.S. GOVT SEC FD 2-5	1,187	Mutual Fund	13,934
FELLOWS ENERGY LTD	3,500	Mutual Fund	4
FIDELITY CANADA FUND	880	Mutual Fund	51,198
FIDELITY CAPITAL APPREC	509	Mutual Fund	12,890
FIDELITY CONTRA FUND	165	Mutual Fund	11,179
FIDELITY INTL DISCOVERY FUND	416	Mutual Fund	13,746
FIDELITY LATIN AMER FUND	412	Mutual Fund	24,306
FIDELITY LATIN AMER FUND	600	Mutual Fund	35,447
FIDELITY MAGELLAN FUND	209	Mutual Fund	14,982
FIDELITY SLCT BROKERAGE & INVE	70	Mutual Fund	3,684
FIDELITY SLCT CHEMICALS	103	Mutual Fund	9,864
FIDELITY SLCT COMM EQUIPM	56	Mutual Fund	1,476
FIDELITY SLCT HEALTH CARE F	67	Mutual Fund	8,404
FIDELITY SLCT MATERIALS	107	Mutual Fund	7,268
FIDELITY SLCT NAT RES	960	Mutual Fund	33,423
FIDELITY SLCT NATURL GAS	709	Mutual Fund	23,569
FIDELITY SLCT SOFTWARE & COMP	40	Mutual Fund	3,523
FIDELITY SLCT TELECOM FUND	32	Mutual Fund	1,471
FIDELITY SPARTAN 500 INDEX	228	Mutual Fund	10,146
FIFTH STREET FINANCE CP ** PEN	9,083	Mutual Fund	110,271
FIRST AMERICAN MID CAP SELECT	24	Mutual Fund	247
FIRST AMERICAN REAL ESTATE	638	Mutual Fund	11,479
FIRST AMERICAN SMALL CAP GROWT	268	Mutual Fund	5,799
FIRST AMERICAN SMALL CAP SELEC	226	Mutual Fund	2,989
FIRST EAGLE GLOBAL FUND CL A	3,206	Mutual Fund	148,648
FIRSTHAND TECHNOLOGY VALUE	9	Mutual Fund	267
FIRSTHAND TECHNOLOGY VALUE	56	Mutual Fund	1,609
FPA NEW INCOME CL A	4,631	Mutual Fund	50,248
GABELLI ASSET FUND AAA	34	Mutual Fund	1,680
GABELLI EQUITY INCOME FUND C	782	Mutual Fund	16,002

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
GAMCO GOLD FUND CL AAA	290	Mutual Fund	10,379
GAMCO WESTWOOD BALANCED FUND C	1,373	Mutual Fund	14,654
HARBOR BOND FUND INST CL	1,051	Mutual Fund	12,711
HARBOR CAP APPRECIATION FUND I	1,415	Mutual Fund	51,974
HARBOR INTERNATIONAL FUND I	91	Mutual Fund	5,450
HARBOR INTERNATIONAL FUND I	554	Mutual Fund	33,258
HARDING LOEVNER EMERGING MARKE	291	Mutual Fund	15,096
HARTFORD CAPITAL APPR FUND C	654	Mutual Fund	22,641
HEARTLAND SELECT VALUE FUND I	200	Mutual Fund	5,850
HEARTLAND VALUE PLUS FD INV CL	273	Mutual Fund	8,148
HEARTLAND VALUE PLUS FD INV CL	58	Mutual Fund	1,742
HUSSMAN STRATEGIC TOTAL RETURN	1,234	Mutual Fund	14,964
ICON ENERGY FUND CL S	514	Mutual Fund	10,293
INTREPID ALL CAP FD	293	Mutual Fund	2,988
INTREPID SMALL CAP	774	Mutual Fund	12,635
INVESCO TECHNOLOGY FD INV	12	Mutual Fund	376
INVESCO TECHNOLOGY FD INV	199	Mutual Fund	6,448
IQ ALPHA HEDGE STRATEGY INST C	2,103	Mutual Fund	21,960
IVY ASSET STRATEGY FUND CL A	450	Mutual Fund	10,982
IVY ASSET STRATEGY FUND CL I	1,006	Mutual Fund	24,749
IVY GLOBAL NATURAL RESOUR	939	Mutual Fund	20,296
JANUS BALANCED FD CL T	376	Mutual Fund	9,428
JANUS CONTRARIAN FD CL T	381	Mutual Fund	5,574
JANUS GROWTH & INCM CL T	30	Mutual Fund	916
JANUS OVERSEAS FD CL T	100	Mutual Fund	5,073
JANUS OVERSEAS FD CL T	263	Mutual Fund	13,310
JANUS OVERSEAS FD CL T	670	Mutual Fund	33,949
JANUS RESEARCH FD CL T	125	Mutual Fund	3,670
JENSEN PORTFOLIO CLASS J	268	Mutual Fund	7,263
JHANCOCK3 DISCIPLINED VALUE	597	Mutual Fund	7,728
KINETICS PARADIGM FUND	460	Mutual Fund	10,724
LAZARD EMERGING MARKETS PORTFO	865	Mutual Fund	19,191
LAZARD EMERGING MARKETS PORTFO	378	Mutual Fund	8,385
LEUTHOLD CORE INVESTMENT FUND	451	Mutual Fund	7,610
LOOMIS SAYLES BOND CL I	4,838	Mutual Fund	69,032
LOOMIS SAYLES BOND FUND CL R	1,122	Mutual Fund	15,951
LOOMIS SAYLES GLOBAL BD FUND C	465	Mutual Fund	7,662
LOOMIS SAYLES GLOBAL BD FUND C	1,591	Mutual Fund	26,180
MANNING & NAPIER EQUITY SERIES	579	Mutual Fund	11,167
MANNING & NAPIER WORLD OPPTY	311	Mutual Fund	2,678
MARKETFIELD FD	1,547	Mutual Fund	20,918
MARSICO GLOBAL FD	607	Mutual Fund	6,729
MATTHEWS ASIAN GROWTH & INCOME	1,410	Mutual Fund	25,430
MATTHEWS CHINA FUND	119	Mutual Fund	3,495
MATTHEWS CHINA FUND	251	Mutual Fund	7,367
MATTHEWS INDIA FUND	1,215	Mutual Fund	26,100
MERGER FUND	3,040	Mutual Fund	47,967
MERIDIAN GROWTH FUND	41	Mutual Fund	1,831
MERIDIAN GROWTH FUND	359	Mutual Fund	16,019
METROPOLITAN WEST TOTAL RETURN	482	Mutual Fund	4,999
METROPOLITAN WEST TOTAL RETURN	514	Mutual Fund	5,340
METROPOLITAN WEST TOTAL RETURN	2,920	Mutual Fund	30,311
NEUBERGER BERMAN FOCUS FD INV	113	Mutual Fund	2,216
NORTHERN SMALL CAP VALUE FUND	192	Mutual Fund	2,916
OAKMARK EQUITY INCOME FD	2,823	Mutual Fund	78,307
PARNASSUS EQUITY INCOME FUND I	145	Mutual Fund	3,809
PARNASSUS EQUITY INCOME FUND I	253	Mutual Fund	6,665
PAYDEN VALUE LEADERS FUND	332	Mutual Fund	3,168
PERKINS MID CAP VALUE FD CL T	190	Mutual Fund	4,282
PERKINS SMALL CAP VALUE FD CL	65	Mutual Fund	1,546
PERMANENT PORTFOLIO	230	Mutual Fund	10,524
PERRITT MICRO CAP OPPORT	373	Mutual Fund	10,224
PERRITT MICRO CAP OPPORT	1,312	Mutual Fund	35,995
PIMCO ALL ASSET CL D	2,428	Mutual Fund	29,106
PIMCO COMMODITY REAL RETURN	3,337	Mutual Fund	30,997
PIMCO DEVELOPING LOCAL MKTS F	5,793	Mutual Fund	61,407
PIMCO DIVERSIFIED INCOME CL D	448	Mutual Fund	5,124

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
PIMCO TOTAL RETURN FUND CL D	457	Mutual Fund	4,960
PIMCO TOTAL RETURN FUND CL D	5,441	Mutual Fund	59,032
PIMCO TOTAL RETURN FUND CL D	1,724	Mutual Fund	18,707
PIMCO TOTAL RETURN FUND CL D	4,863	Mutual Fund	52,766
PIMCO TOTAL RETURN FUND INSTL	6,011	Mutual Fund	65,215
RAINIER MID CAP EQUITY PORT O	489	Mutual Fund	19,556
ROYCE LOW PRICED STOCK FUND S	804	Mutual Fund	14,671
ROYCE PENNSYLVANIA MUTUA	898	Mutual Fund	10,456
ROYCE PREMIER FUND INVEST	3,902	Mutual Fund	79,408
ROYCE VALUE PLUS FUND SVC CL	3,128	Mutual Fund	41,978
RS TECHNOLOGY FUND	759	Mutual Fund	14,880
RYDEX NASDAQ-100 FUND INV CL	122	Mutual Fund	1,767
SCHW US LCAP ETF	352	Mutual Fund	10,532
SCHWAB DIVIDEND EQUITY FUND	2,217	Mutual Fund	28,486
SCHWAB FINANCIAL SERVICES FUND	698	Mutual Fund	7,311
SCHWAB GNMA FUND	3,003	Mutual Fund	30,631
SCHWAB HEALTH CARE FUND	250	Mutual Fund	3,961
SCHWAB INFLATION PROTEC	6,909	Mutual Fund	74,131
SCHWAB INTL INDEX FUND	646	Mutual Fund	11,129
SCHWAB MARKETTRACK CONSER	467	Mutual Fund	6,201
SCHWAB S&P 500 INDEX FD	1,155	Mutual Fund	22,602
SCHWAB S&P 500 INDEX FD	466	Mutual Fund	9,123
SCHWAB SMALL CAP INDEX FUND	646	Mutual Fund	13,634
SCHWAB SMALL CAP INDEX FUND	239	Mutual Fund	5,048
SCHWAB US TREAS MONEY FD	255,787	Mutual Fund	255,787
SCHWAB US TREAS MONEY FD	55,032	Mutual Fund	55,032
SCHWAB US TREAS MONEY FD	2,089	Mutual Fund	2,089
SCHWAB VALUE ADVANTAGE MONEY	37,139	Mutual Fund	37,139
SCHWAB VALUE ADVANTAGE MONEY	252,078	Mutual Fund	252,078
SELECTED AMERICAN SHARESCLASS	1,886	Mutual Fund	78,150
SENOMYX INC ** PEN	500	Mutual Fund	3,565
SEQUOIA FUND	42	Mutual Fund	5,371
SOUND SHORE FUND INC	1,789	Mutual Fund	56,924
STRATTON SMALL CAP VALUE FUND	206	Mutual Fund	10,199
T ROWE PRICE EMERGING MARKET	768	Mutual Fund	27,105
T ROWE PRICE EUROPEAN STOCK	198	Mutual Fund	2,966
T ROWE PRICE HIGH YIELD FUND	7,267	Mutual Fund	49,273
T ROWE PRICE INTL BOND FUND	3,093	Mutual Fund	30,780
T ROWE PRICE LATIN AMERIC	660	Mutual Fund	37,454
T ROWE PRICE LATIN AMERIC	71	Mutual Fund	4,033
T ROWE PRICE MEDIA AND TELECO	245	Mutual Fund	12,674
TEMPLETON FOREIGN FUND CL A	974	Mutual Fund	6,797
TEMPLETON GLOBAL BOND FUND A	3,359	Mutual Fund	45,543
TEMPLETON WORLD FUND CL A	2,770	Mutual Fund	41,109
THE DELAFIELD FUND	364	Mutual Fund	10,687
THE DELAFIELD FUND	1,227	Mutual Fund	36,057
THIRD AVENUE REAL ESTATE VALUE	401	Mutual Fund	9,283
THIRD AVENUE VALUE FD INSTL	466	Mutual Fund	24,107
THORNBURG LTD TERM INCM FD CL	902	Mutual Fund	11,821
TOCQUEVILLE FUND	443	Mutual Fund	9,984
TOCQUEVILLE GOLD FUND	46	Mutual Fund	3,953
TOCQUEVILLE GOLD FUND	224	Mutual Fund	19,339
TWEEDY BROWNE GLOBAL VALUE	37	Mutual Fund	884
VALUE LINE EMERGING OPPORT	76	Mutual Fund	2,386
VANGUARD 500 INDEX FUND INVEST	79	Mutual Fund	9,097
VANGUARD 500 INDEX FUND INVEST	108	Mutual Fund	12,554
VANGUARD 500 INDEX FUND INVEST	662	Mutual Fund	76,650
VANGUARD DEVELOPED MKTS INDEX	8,069	Mutual Fund	81,170
VANGUARD DIVIDEND GROWTH FUND	1,251	Mutual Fund	17,985
VANGUARD DIVIDEND GROWTH FUND	3,268	Mutual Fund	47,001
VANGUARD EMERGING MKTS STOCK	712	Mutual Fund	21,603
VANGUARD EMERGING MKTS STOCK	529	Mutual Fund	16,035
VANGUARD HIGH YIELD CORP FUND	1,214	Mutual Fund	6,918
VANGUARD HIGH YIELD CORP FUND	5,126	Mutual Fund	29,216
VANGUARD INFLATION PROTEC	1,399	Mutual Fund	18,188
VANGUARD INFLATION PROTEC	4,067	Mutual Fund	52,868
VANGUARD INTL EXPLORER INVES	1,638	Mutual Fund	27,310

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
VANGUARD INTL GROWTH FD INVEST	843	Mutual Fund	16,307
VANGUARD INTL GROWTH FD INVEST	186	Mutual Fund	3,593
VANGUARD INTL VALUE FUND	482	Mutual Fund	15,517
VANGUARD MID CAP GROWTH INDEX	805	Mutual Fund	19,682
VANGUARD S/T INVESTMENT GRADE	5,234	Mutual Fund	56,366
VANGUARD SHORT TERM BOND INDEX	4,789	Mutual Fund	50,523
VANGUARD SMALL CAP GROWTH	751	Mutual Fund	16,468
VANGUARD SMALL CAP INDEX FUND	640	Mutual Fund	22,237
VANGUARD SMALL CAP VALUE INDEX	314	Mutual Fund	5,031
VANGUARD TOTAL BD MARKET INDEX	4,277	Mutual Fund	45,338
VANGUARD TOTAL BD MARKET INDEX	3,015	Mutual Fund	31,957
VANGUARD TOTAL INTL STOCK	973	Mutual Fund	15,330
VANGUARD TOTAL INTL STOCK	839	Mutual Fund	13,220
VANGUARD TOTAL STOCK MKT INDEX	827	Mutual Fund	26,095
VANGUARD TOTAL STOCK MKT INDEX	242	Mutual Fund	7,625
VANGUARD TOTAL STOCK MKT INDEX	357	Mutual Fund	11,254
VANGUARD VALUE INDEX FUND I	593	Mutual Fund	12,320
VANGUARD WELLESLEY INCOME	1,541	Mutual Fund	33,430
VANGUARD WELLINGTON FD INVEST	513	Mutual Fund	15,958
VANGUARD WELLINGTON FD INVEST	1,347	Mutual Fund	41,879
VANGUARD WINDSOR FUND INVEST	1,011	Mutual Fund	13,662
VANGUARD WINDSOR II FD INVEST	881	Mutual Fund	22,612
WASATCH EMRG MKT SMALL CAP FD	820	Mutual Fund	2,107
WEITZ VALUE FUND	858	Mutual Fund	24,398
WELLS FARGO ADVANTAGE DIVERS	83	Mutual Fund	873
WELLS FARGO ADVANTAGE GROWTH	247	Mutual Fund	7,903
WELLS FARGO ADVANTAGE PREMIE	386	Mutual Fund	3,569
WESTCORE SELECT FUND RETAIL	2,132	Mutual Fund	44,916
WHITE OAK SELECT GROWTH FUND	247	Mutual Fund	9,791
WHITE OAK SELECT GROWTH FUND	457	Mutual Fund	18,132
YACKTMAN FOCUSED FUND	484	Mutual Fund	8,550
YACKTMAN FUND	1,210	Mutual Fund	20,012
YACKTMAN FUND	685	Mutual Fund	11,333
YACKTMAN FUND	4,890	Mutual Fund	80,881

Total			6,192,188

Common Stocks
Willis
WILLIS STOCK FUND	557,969	Shares of Common Stock	20,193,382
WILLIS GRP HLDGS PUBLICF	350	Shares of Common Stock	12,121

Total			20,205,503

Other Common Stock
1/100 BERKSHIRE HTWY CLA100 SH	100	Shares of Common Stock	120,450
3M COMPANY	50	Shares of Common Stock	4,315
3M COMPANY	52	Shares of Common Stock	4,484
3M COMPANY	631	Shares of Common Stock	54,441
A E S CORP	100	Shares of Common Stock	1,218
A M R CORPORATION	75	Shares of Common Stock	584
A T & T INC NEW	426	Shares of Common Stock	12,507
A T & T INC NEW	1,000	Shares of Common Stock	29,380
A T & T INC NEW	200	Shares of Common Stock	5,876
A T & T INC NEW	132	Shares of Common Stock	3,878
A T & T INC NEW	46	Shares of Common Stock	1,364
A T & T INC NEW	5	Shares of Common Stock	147
ABBOTT LABORATORIES	100	Shares of Common Stock	4,791
ACTIONS SEMICNDCTOR ADRF** PEN	3,000	Shares of Common Stock	6,450
AETNA INC NEW	50	Shares of Common Stock	1,526
AGNICO-EAGLE MINES LTD F	45	Shares of Common Stock	3,452
AIRGAS INC TENDER	50	Shares of Common Stock	3,123
AKAMAI TECHNOLOGIES	65	Shares of Common Stock	3,058
ALAMOS GOLD INC F	400	Shares of Common Stock	7,616
ALBERTA STAR DEV CP NEWF	200	Shares of Common Stock	113
ALCATEL LUCENT ADR FSPONSO	585	Shares of Common Stock	1,732
ALCATEL LUCENT ADR FSPONSO	10	Shares of Common Stock	30
ALCATEL LUCENT ADR FSPONSO	136	Shares of Common Stock	403
ALLIED WORLD ASSURANCE F	200	Shares of Common Stock	11,888
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock	4,930
ALPHA NATURAL RESOURCES ** PEN	77	Shares of Common Stock	4,622

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
ALPHA PRO TECH LTD F	2,000	Shares of Common Stock	3,560
ALTRIA GROUP INC	533	Shares of Common Stock	13,132
ALTRIA GROUP INC	300	Shares of Common Stock	7,386
ALTRIA GROUP INC	500	Shares of Common Stock	12,310
ALTRIA GROUP INC	93	Shares of Common Stock	2,283
AMAZON COM INC	25	Shares of Common Stock	4,500
AMAZON COM INC	50	Shares of Common Stock	9,000
AMER SAFTY INS HLDG LTDF	3,000	Shares of Common Stock	64,140
AMEREN CORPORATION	800	Shares of Common Stock	22,552
AMERICAN INTL GROUP NEW	50	Shares of Common Stock	2,881
AMERICAN INTL GROUP NEW	50	Shares of Common Stock	2,881
AMERICAN INTL GROUP NEW	25	Shares of Common Stock	1,441
AMERICAN INTL GROUP NEW	105	Shares of Common Stock	6,050
AMERICAN INTL GROUP NEW	327	Shares of Common Stock	18,842
AMERICAN INTL GROUP NEW	18	Shares of Common Stock	1,037
AMERICAN INTL GROUP NEW	100	Shares of Common Stock	5,762
AMERICAN INTL GROUP NEW	25	Shares of Common Stock	1,441
AMERICAN INTL GROUP NEW	4	Shares of Common Stock	230
AMERICAN INTL GROUP NEW	63	Shares of Common Stock	3,630
AMERICAN SKIING CORP XXXPLAN O	200	Shares of Common Stock	0
AMERICAN SKIING CORP XXXPLAN O	690	Shares of Common Stock	0
AMERICAN SKIING CORP XXXPLAN O	940	Shares of Common Stock	0
AMERICAN STATES WATER COHOLDIN	165	Shares of Common Stock	5,685
AMPHENOL CORP CL A	40	Shares of Common Stock	2,111
ANADARKO PETROLEUM CORP	200	Shares of Common Stock	15,232
ANADYS PHARMACEUTICALS ** PEN	1,000	Shares of Common Stock	1,420
ANNALY CAPITAL MGMT REIT	3,000	Shares of Common Stock	53,760
ANTARES PHARMA INC	1,000	Shares of Common Stock	1,700
AOL INC	3	Shares of Common Stock	71
AOL INC	9	Shares of Common Stock	213
AOL INC	3	Shares of Common Stock	71
APOLLO GROUP INC CL A	180	Shares of Common Stock	7,108
APPLE INC	282	Shares of Common Stock	90,962
APPLE INC	140	Shares of Common Stock	45,158
APPLE INC	85	Shares of Common Stock	27,418
APPLE INC	50	Shares of Common Stock	16,128
APPLE INC	32	Shares of Common Stock	10,322
APPLE INC	40	Shares of Common Stock	12,902
APPLE INC	100	Shares of Common Stock	32,256
APPLIED MATERIALS INC	1	Shares of Common Stock	20
APPLIED MATERIALS INC	218	Shares of Common Stock	3,063
APPLIED MATERIALS INC	300	Shares of Common Stock	4,215
APPLIED VISUAL SCIENCES	6,000	Shares of Common Stock	1,980
ARADIGM CORP NEW	180	Shares of Common Stock	30
ARCA BIOPHARMA INC	250	Shares of Common Stock	793
ARCELOR MITTAL NY NEW FNEW YO	125	Shares of Common Stock	4,766
ARCELOR MITTAL NY NEW FNEW YO	35	Shares of Common Stock	1,335
ARCHER-DANIELS-MIDLND CO	50	Shares of Common Stock	1,504
ASPEN INSURANCE HOLDINGS** PEN	500	Shares of Common Stock	14,310
ATLAS CORPORATION	103,000	Shares of Common Stock	1,545
ATLAS ENERGY INC	290	Shares of Common Stock	12,751
ATMEL CORP	3,046	Shares of Common Stock	37,527
ATMEL CORP	2,000	Shares of Common Stock	24,640
ATP OIL & GAS CORP	550	Shares of Common Stock	9,207
AUCTION MILLS INC NEW	4	Shares of Common Stock	0
AUDIOVOX CP CL A	100	Shares of Common Stock	863
AUTO DATA PROCESSING	40	Shares of Common Stock	1,851
B M C SOFTWARE INC	400	Shares of Common Stock	18,856
B2GOLD CORP F	392	Shares of Common Stock	1,061
BAIDU COM INC ADR F** PEN	75	Shares of Common Stock	7,240
BAIDU COM INC ADR F** PEN	50	Shares of Common Stock	4,827
BANCO SANTANDR CENT ADRFSPONSO	100	Shares of Common Stock	1,065
BANCO SANTANDR CENT ADRFSPONSO	370	Shares of Common Stock	3,941
BANDERA GOLD LTD F	500	Shares of Common Stock	123
BANK OF AMERICA CORP	104	Shares of Common Stock	1,387
BANK OF AMERICA CORP	1,001	Shares of Common Stock	13,350
BANK OF AMERICA CORP	50	Shares of Common Stock	667

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
BANK OF AMERICA CORP	428	Shares of Common Stock	5,713
BANK OF AMERICA CORP	343	Shares of Common Stock	4,576
BANK OF AMERICA CORP	50	Shares of Common Stock	667
BANK OF AMERICA CORP	300	Shares of Common Stock	4,002
BANK OF AMERICA CORP	752	Shares of Common Stock	10,026
BANK OF AMERICA CORP	135	Shares of Common Stock	1,806
BANNEKER INC NEW	50	Shares of Common Stock	0
BARRETT BUSINESS SVCS	758	Shares of Common Stock	11,789
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock	25,848
BAYSWATER URANIUM NEW F	100	Shares of Common Stock	80
BB&T CORPORATION	5	Shares of Common Stock	141
BEMIS CO INC	330	Shares of Common Stock	10,778
BERKLEY W R CORPORATION	104	Shares of Common Stock	2,836
BERKSHIRE HATHAWAY B NEWCLASS	150	Shares of Common Stock	12,017
BERKSHIRE HATHAWAY B NEWCLASS	40	Shares of Common Stock	3,204
BERKSHIRE HATHAWAY B NEWCLASS	150	Shares of Common Stock	12,017
BERKSHIRE HATHAWAY B NEWCLASS	50	Shares of Common Stock	4,006
BERKSHIRE HATHAWAY B NEWCLASS	100	Shares of Common Stock	8,011
BERKSHIRE HATHAWAY B NEWCLASS	20	Shares of Common Stock	1,602
BIOELECTRONICS CORP	12,000	Shares of Common Stock	112
BIOPURE CORP CL A NEW	16	Shares of Common Stock	0
BIOSANTE PHARMA INC NEW	5,000	Shares of Common Stock	8,200
BIOSTAR PHARMACEUTICALS	9,000	Shares of Common Stock	25,380
BIOSTAR PHARMACEUTICALS	1,000	Shares of Common Stock	2,820
BLACK HILLS CORP	800	Shares of Common Stock	24,000
BLACKSTONE GROUP LP ** PEN	331	Shares of Common Stock	4,687
BONANZA OIL & GAS INC	2,400	Shares of Common Stock	1
BOSTON SCIENTIFIC CORP	1,000	Shares of Common Stock	7,570
BP PLC ADR FSPONSO	40	Shares of Common Stock	1,767
BRINKS CO DUTCH	303	Shares of Common Stock	8,147
BRINKS CO DUTCH	39	Shares of Common Stock	1,040
BROOKFIELD INFRA PTNRS F	483	Shares of Common Stock	10,170
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock	281
BRUKER CORPORATION	600	Shares of Common Stock	9,960
BUNGE LIMITED F	1,475	Shares of Common Stock	96,658
C H ROBINSON WORLDWD NEW	75	Shares of Common Stock	6,014
C S X CORP	60	Shares of Common Stock	3,877
CADAN RESOURCES NEW F	100	Shares of Common Stock	75
CALLON PETROLEUM CO	500	Shares of Common Stock	2,960
CALPINE CORP NEW	1,000	Shares of Common Stock	13,340
CALUMET SPECIALTY PROD ** PRI	15	Shares of Common Stock	320
CANADIAN ZINC CORP F	400	Shares of Common Stock	268
CAPITAL BANK CORP NEW	203	Shares of Common Stock	506
CAPITALSOURCE INC ** PRI	8,000	Shares of Common Stock	56,800
CAPSTONE MINING CORP F	200	Shares of Common Stock	904
CATERPILLAR INC	100	Shares of Common Stock	9,366
CATERPILLAR INC	35	Shares of Common Stock	3,278
CATERPILLAR INC	15	Shares of Common Stock	1,405
CELGENE CORP	55	Shares of Common Stock	3,253
CENTRAL FD CDA LTD CLA FCLASS	170	Shares of Common Stock	3,524
CENTRAL FD CDA LTD CLA FCLASS	2,000	Shares of Common Stock	41,460
CENTURYLINK INC	300	Shares of Common Stock	13,851
CENTURYLINK INC	1,000	Shares of Common Stock	46,170
CENVEO INC	5,500	Shares of Common Stock	29,370
CERNER CORP	100	Shares of Common Stock	9,474
CERRO RESOURCES NL ORD F	2,500	Shares of Common Stock	436
CERRO RESOURCES NL ORD F	37,500	Shares of Common Stock	6,536
CHECK PT SOFTWARE TECH F	200	Shares of Common Stock	9,252
CHESAPEAKE ENERGY CORP	103	Shares of Common Stock	2,675
CHESAPEAKE ENERGY CORP	10	Shares of Common Stock	259
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	4,152
CHEVRON CORPORATION	100	Shares of Common Stock	9,125
CHEVRON CORPORATION	70	Shares of Common Stock	6,388
CHINA ENERGY SVGS TECH TRADIN	1,000	Shares of Common Stock	0
CHINA GERUI ADV MAT GP F	1,000	Shares of Common Stock	5,880
CHINA JO-JO DRGSTORE NEW	1,500	Shares of Common Stock	6,300
CHINA KANGTAI CACTUS BIO	1,000	Shares of Common Stock	1,030

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of
		investment including
		maturity date, rate
		of interest,
		collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
CHINA SEC & SRVLLNCE NEWDELAWA	4,000	Shares of Common Stock	21,320
CHINA TEL GROUP INC	20,000	Shares of Common Stock	3,350
CHIPOTLE MEXICAN GRILL ** PEN	25	Shares of Common Stock	5,317
CHIPOTLE MEXICAN GRILL ** PEN	10	Shares of Common Stock	2,127
CHUBB CORPORATION	200	Shares of Common Stock	11,928
CISCO SYSTEMS INC	1,620	Shares of Common Stock	32,773
CISCO SYSTEMS INC	400	Shares of Common Stock	8,092
CISCO SYSTEMS INC	70	Shares of Common Stock	1,416
CISCO SYSTEMS INC	400	Shares of Common Stock	8,092
CISCO SYSTEMS INC	200	Shares of Common Stock	4,046
CISCO SYSTEMS INC	196	Shares of Common Stock	3,965
CISCO SYSTEMS INC	200	Shares of Common Stock	4,046
CISCO SYSTEMS INC	300	Shares of Common Stock	6,069
CISCO SYSTEMS INC	22	Shares of Common Stock	445
CISCO SYSTEMS INC	125	Shares of Common Stock	2,529
CITADEL BROADCASTING CP	15	Shares of Common Stock	0
CITADEL BROADCASTING CP	4	Shares of Common Stock	0
CITADEL BROADCASTING CP	8	Shares of Common Stock	0
CITIGROUP INC	2,300	Shares of Common Stock	10,879
CITIGROUP INC	2,300	Shares of Common Stock	10,879
CITIGROUP INC	2,000	Shares of Common Stock	9,460
CITIGROUP INC	250	Shares of Common Stock	1,183
CITIGROUP INC	57,440	Shares of Common Stock	271,691
CITIGROUP INC	1,690	Shares of Common Stock	7,994
CITIGROUP INC	405	Shares of Common Stock	1,916
CITIGROUP INC	400	Shares of Common Stock	1,892
CITIGROUP INC	6,000	Shares of Common Stock	28,380
CITIGROUP INC	200	Shares of Common Stock	946
CITIGROUP INC	179	Shares of Common Stock	845
CITIGROUP INC	850	Shares of Common Stock	4,021
CITIGROUP INC	1,485	Shares of Common Stock	7,024
CITIGROUP INC	3,700	Shares of Common Stock	17,501
CITRIX SYSTEMS INC	200	Shares of Common Stock	13,682
CITRIX SYSTEMS INC	15	Shares of Common Stock	1,026
COACH INC	55	Shares of Common Stock	3,042
COCA COLA COMPANY	100	Shares of Common Stock	6,577
COCA COLA COMPANY	11	Shares of Common Stock	749
COCA COLA COMPANY	58	Shares of Common Stock	3,797
COEUR D ALENE MINES NEW	85	Shares of Common Stock	2,322
COGNIZANT TECH SOL CL A	150	Shares of Common Stock	10,994
COLGATE-PALMOLIVE CO	70	Shares of Common Stock	5,626
COLONIAL BANCGROUP INC REGIST	725	Shares of Common Stock	5
COMCAST CORP NEW CL A	102	Shares of Common Stock	2,234
COMCAST CORP NEW CL A	16	Shares of Common Stock	352
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock	19
COMPUTRZD THERML IMAGING	1,000	Shares of Common Stock	2
COMPUTRZD THERML IMAGING	100	Shares of Common Stock	0
CONAGRA FOODS INC	10	Shares of Common Stock	226
CONOCOPHILLIPS	800	Shares of Common Stock	54,480
CONOCOPHILLIPS	50	Shares of Common Stock	3,405
CONOCOPHILLIPS	430	Shares of Common Stock	29,283
CONOCOPHILLIPS	6	Shares of Common Stock	383
CONS WATER CO INC ORD F	529	Shares of Common Stock	4,851
CONSOL ENERGY INC	104	Shares of Common Stock	5,078
CONTL PRECIOUS MINERALSF	1,000	Shares of Common Stock	866
COPANO ENERGY LLC ** PEN	17	Shares of Common Stock	570
CORN PRODUCTS INTL INC	100	Shares of Common Stock	4,601
CORNING INC	200	Shares of Common Stock	3,864
COSTCO WHSL CORP NEW	90	Shares of Common Stock	6,499
COVIDIEN PLC F	9	Shares of Common Stock	418
CPEX PHARMACEUTICALS INCTENDER	10	Shares of Common Stock	243
CREE INC	25	Shares of Common Stock	1,647
CROSSHAIR EXPL NEW F	362	Shares of Common Stock	912
CYNOSURE INC ** PEN	600	Shares of Common Stock	6,138
DECKERS OUTDOOR CORP	105	Shares of Common Stock	8,373
DECODE GENETICS INC XXXPLAN O	5,900	Shares of Common Stock	0
DEERE & CO	75	Shares of Common Stock	6,229

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
DELL INC	50	Shares of Common Stock	678
DELL INC	200	Shares of Common Stock	2,710
DELL INC	140	Shares of Common Stock	1,897
DELL INC	100	Shares of Common Stock	1,355
DELL INC	500	Shares of Common Stock	6,775
DELL INC	100	Shares of Common Stock	1,355
DELL INC	15	Shares of Common Stock	203
DEVL DIVERSIFIED RLTY REIT	205	Shares of Common Stock	2,895
DEVON ENERGY CP NEW	1,008	Shares of Common Stock	79,103
DHT HOLDINGS INC XXXCASH M	200	Shares of Common Stock	930
DIREXION SHARES ETF NEW WITH S	200	Shares of Common Stock	5,569
DIREXION SHS EXCH TRD FDDAILY	200	Shares of Common Stock	3,122
DIREXION SHS EXCH TRD FDDAILY	100	Shares of Common Stock	1,801
DISNEY WALT CO	200	Shares of Common Stock	7,502
DISNEY WALT CO	65	Shares of Common Stock	2,438
DISNEY WALT CO	109	Shares of Common Stock	4,094
DITEM EXPLORATION INC F	1,000	Shares of Common Stock	121
DOLLAR GENERAL CORP NEW ** PEN	250	Shares of Common Stock	7,668
DORCHESTER MINERALS LP	400	Shares of Common Stock	10,988
DOT HILL SYSTEMS CORP	5,000	Shares of Common Stock	8,750
DOW CHEMICAL COMPANY	210	Shares of Common Stock	7,169
DRYSHIPS INC F** PEN	100	Shares of Common Stock	549
DU PONT E I DE NEMOUR&CO	101	Shares of Common Stock	5,029
DU PONT E I DE NEMOUR&CO	50	Shares of Common Stock	2,494
DUKE ENERGY CORP NEW	300	Shares of Common Stock	5,343
DUKE ENERGY CORP NEW	100	Shares of Common Stock	1,781
DUKE ENERGY CORP NEW	2,560	Shares of Common Stock	45,594
E C U SILVER MINING INCF	5,000	Shares of Common Stock	6,743
E M C CORP MASS	420	Shares of Common Stock	9,618
E M C CORP MASS	14	Shares of Common Stock	321
E M C CORP MASS	175	Shares of Common Stock	4,008
EARTHLINK INC	100	Shares of Common Stock	860
EASTMAN KODAK COMPANY	111	Shares of Common Stock	596
EBAY INC	100	Shares of Common Stock	2,783
ECHELON CORPORATION	180	Shares of Common Stock	1,834
EDDIE BAUER HOLDINGS XXXBANKRU	5,000	Shares of Common Stock	0
EDWARDS LIFESCIENCES CP	80	Shares of Common Stock	6,467
EGA EMERGING GLOBAL ETF CONSUM	1,500	Shares of Common Stock	34,965
EGA EMERGING GLOBAL ETF INDXX	100	Shares of Common Stock	2,093
ELAN CORP PLC SPON ADR FSPONSO	3,300	Shares of Common Stock	18,909
ELECTROGLAS CORP	400	Shares of Common Stock	2
EMDEON INC ** PEN	800	Shares of Common Stock	10,832
EMERSON ELECTRIC CO	308	Shares of Common Stock	17,618
ENDEAVOUR INTL CORP NEW	2,858	Shares of Common Stock	39,440
ENDURANCE SPECALTY HLDGF	100	Shares of Common Stock	4,607
ENRON CORP XXXBANKRU	1,400	Shares of Common Stock	0
ENTEGRIS INC DUTCH	1,000	Shares of Common Stock	7,470
ENTERPRISE PRD PRTNRS LP	270	Shares of Common Stock	11,235
ENTERPRISE PRD PRTNRS LP	275	Shares of Common Stock	11,443
ENTMNT GAMING ASIA INC	1,000	Shares of Common Stock	360
ERICSSON TEL ADR B NEW FCL B S	120	Shares of Common Stock	1,384
E-TRADE FINANCIAL CP NEW	2,000	Shares of Common Stock	32,000
EUROMAX RESOURCES LTD F	55,000	Shares of Common Stock	15,774
EVOLVING SYSTEMS INC NEW	1,000	Shares of Common Stock	8,320
EWORLD COMPANIES INC NEW	625,000	Shares of Common Stock	63
EXACT SCIENCES CORP	10,000	Shares of Common Stock	59,800
EXELIXIS INC	2,500	Shares of Common Stock	20,525
EXELON CORPORATION	208	Shares of Common Stock	8,644
EXELON CORPORATION	300	Shares of Common Stock	12,492
EXPO HOLDING INC	33,500	Shares of Common Stock	7
EXXON MOBIL CORPORATION	300	Shares of Common Stock	21,936
EXXON MOBIL CORPORATION	1	Shares of Common Stock	67
EXXON MOBIL CORPORATION	139	Shares of Common Stock	10,134
EXXON MOBIL CORPORATION	195	Shares of Common Stock	14,289
EXXON MOBIL CORPORATION	10	Shares of Common Stock	731
EXXON MOBIL CORPORATION	3	Shares of Common Stock	186
F5 NETWORKS INC	30	Shares of Common Stock	3,905

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
FAIRPOINT COMMUN INC ** PEN	1	Shares of Common Stock	0
FALCON OIL & GAS LTD F	80,000	Shares of Common Stock	12,480
FASTENAL CO	25	Shares of Common Stock	1,498
FASTENAL CO	60	Shares of Common Stock	3,595
FIDELITY NATL FINL INC CLASS	420	Shares of Common Stock	5,746
FIFTH THIRD BANCORP	100	Shares of Common Stock	1,468
FIFTH THIRD BANCORP	500	Shares of Common Stock	7,340
FINISH LINE INC CL A	1,531	Shares of Common Stock	26,318
FIRST STATE BANCORP NM	10,000	Shares of Common Stock	500
FIRST TR BICK INDEX ETF EMERGI	517	Shares of Common Stock	16,989
FLAMEL TECH SA ADR FSPONSO	1,000	Shares of Common Stock	6,840
FORD MOTOR COMPANY NEW TENDER	180	Shares of Common Stock	3,022
FORD MOTOR COMPANY NEW TENDER	200	Shares of Common Stock	3,358
FORD MOTOR COMPANY NEW TENDER	225	Shares of Common Stock	3,780
FORD MOTOR COMPANY NEW TENDER	1,000	Shares of Common Stock	16,790
FORD MOTOR COMPANY NEW TENDER	13	Shares of Common Stock	218
FORTRESS INVESTMENT GP ** PEN	300	Shares of Common Stock	1,710
FOUNTAIN HEALTHY AGING	7,500	Shares of Common Stock	8
FREEPORT MCMORAN COPPER	152	Shares of Common Stock	18,194
FREEPORT MCMORAN COPPER	50	Shares of Common Stock	6,005
FREIGHTCAR AMERICA INC ** PEN	403	Shares of Common Stock	11,669
FRONTIER COMMUNICATIONS	500	Shares of Common Stock	4,865
FRONTIER COMMUNICATIONS	15	Shares of Common Stock	146
FRONTIER COMMUNICATIONS	24	Shares of Common Stock	234
FRONTIER OIL CORP	50	Shares of Common Stock	901
FUTURELINK CORP NEW TRADIN	18	Shares of Common Stock	0
GASCO ENERGY INC	1,500	Shares of Common Stock	525
GENERAL ELECTRIC COMPANY	280	Shares of Common Stock	5,121
GENERAL ELECTRIC COMPANY	1,000	Shares of Common Stock	18,290
GENERAL ELECTRIC COMPANY	500	Shares of Common Stock	9,145
GENERAL ELECTRIC COMPANY	300	Shares of Common Stock	5,487
GENERAL ELECTRIC COMPANY	500	Shares of Common Stock	9,145
GENERAL ELECTRIC COMPANY	536	Shares of Common Stock	9,805
GENERAL ELECTRIC COMPANY	208	Shares of Common Stock	3,804
GENERAL ELECTRIC COMPANY	1,487	Shares of Common Stock	27,194
GENERAL ELECTRIC COMPANY	576	Shares of Common Stock	10,544
GENERAL ELECTRIC COMPANY	400	Shares of Common Stock	7,316
GENERAL ELECTRIC COMPANY	67	Shares of Common Stock	1,231
GENERAL ELECTRIC COMPANY	1,019	Shares of Common Stock	18,633
GENERAL ELECTRIC COMPANY	400	Shares of Common Stock	7,316
GENERAL ELECTRIC COMPANY	45	Shares of Common Stock	823
GENERAL ELECTRIC COMPANY	103	Shares of Common Stock	1,876
GENERAL ELECTRIC COMPANY	57	Shares of Common Stock	1,038
GENERAL GROWTH PPTYS NEW	10,099	Shares of Common Stock	156,333
GENERAL MILLS INC	80	Shares of Common Stock	2,847
GENERAL MILLS INC	55	Shares of Common Stock	1,966
GENERAL MOTORS CO ** PEN	100	Shares of Common Stock	3,686
GENERAL MOTORS CO ** PEN	1,000	Shares of Common Stock	36,860
GENERAL MOTORS CO ** PEN	250	Shares of Common Stock	9,215
GENSPERA INC	75	Shares of Common Stock	154
GETTY REALTY CORP NEW REIT	265	Shares of Common Stock	8,285
GLAXOSMITHKLINE PLC ADRFSPONSO	300	Shares of Common Stock	11,766
GLOBAL ALUMINA CORP FDUTCH	11,000	Shares of Common Stock	16,280
GLOBAL PEOPLELINE TELECO	3	Shares of Common Stock	0
GOLD CANYON RES INC F	5,250	Shares of Common Stock	12,047
GOLD CANYON RES INC F	10,000	Shares of Common Stock	22,946
GOLD CANYON RES INC F	15,000	Shares of Common Stock	34,419
GOLD FIELDS LTD NEW ADRFSPONSO	477	Shares of Common Stock	8,648
GOLDCORP INC NEW FEXCHAN	32	Shares of Common Stock	1,471
GOLDEN STAR RES LTD CDAF	2,000	Shares of Common Stock	9,180
GOLDMAN SACHS GROUP INC	35	Shares of Common Stock	5,927
GOOGLE INC ** PEN	11	Shares of Common Stock	6,534
GOOGLE INC ** PEN	10	Shares of Common Stock	5,940
GOOGLE INC ** PEN	10	Shares of Common Stock	5,940
GOOGLE INC ** PEN	10	Shares of Common Stock	5,940
GOOGLE INC ** PEN	5	Shares of Common Stock	2,970
GRANDE PORTAGE RES LTD F	75,000	Shares of Common Stock	10,193

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
GREEN EARTH TECHS INC	5,000	Shares of Common Stock	1,750
GREENLAND MIN & EGY ORDF	10,000	Shares of Common Stock	12,249
GUGGENHEIM EXCH TRD FD BRIC E	159	Shares of Common Stock	7,343
GULF RESOURCES INC NEW	1,713	Shares of Common Stock	18,312
GULF RESOURCES INC NEW	225	Shares of Common Stock	2,405
HAIN CELESTIAL GROUP INC	100	Shares of Common Stock	2,706
HALLIBURTON CO HLDG CO EXCHAN	760	Shares of Common Stock	31,031
HARD TO TREAT DISEASES	42,000	Shares of Common Stock	8
HATTERAS FINANCIAL CORP ** PEN	634	Shares of Common Stock	19,183
HDFC BANK LIMITED ADR FSPONSO	50	Shares of Common Stock	8,356
HEALTH CARE REIT INC REIT	130	Shares of Common Stock	6,193
HEALTHSOUTH CORP NEW	680	Shares of Common Stock	14,083
HECLA MINING COMPANY	450	Shares of Common Stock	5,067
HELICOS BIOSCIENCES CORP** PEN	520	Shares of Common Stock	61
HERBALIFE LTD F** PEN	65	Shares of Common Stock	4,444
HERCULES OFFSHORE INC ** PEN	2,000	Shares of Common Stock	6,960
HERSHEY COMPANY	24	Shares of Common Stock	1,154
HESS CORPORATION	45	Shares of Common Stock	3,444
HEWLETT-PACKARD COMPANY	500	Shares of Common Stock	21,050
HEWLETT-PACKARD COMPANY	100	Shares of Common Stock	4,210
HEWLETT-PACKARD COMPANY	140	Shares of Common Stock	5,900
HOME DEPOT INC TENDER	200	Shares of Common Stock	7,012
HOME DEPOT INC TENDER	150	Shares of Common Stock	5,259
HOMEOWNERS CHOICE INC	1,000	Shares of Common Stock	8,080
HUDSON CITY BANCORP INC	500	Shares of Common Stock	6,370
HUDSON CITY BANCORP INC	100	Shares of Common Stock	1,274
IAMGOLD CORPORATION FEXCHAN	500	Shares of Common Stock	8,900
ICON PLC SPON ADR FSPONSO	200	Shares of Common Stock	4,380
IMAGING DIAGNOSTIC SYS	21,000	Shares of Common Stock	840
IMAX CORP F	800	Shares of Common Stock	22,456
IMPACT SILVER CORP F	1,000	Shares of Common Stock	1,751
INGERSOLL RAND CL A NEWFIRELAN	28	Shares of Common Stock	1,312
INOVIO PHARMACEUTICALS	1,000	Shares of Common Stock	1,150
INTEL CORP	100	Shares of Common Stock	2,103
INTEL CORP	100	Shares of Common Stock	2,103
INTEL CORP	1,000	Shares of Common Stock	21,030
INTEL CORP	500	Shares of Common Stock	10,515
INTEL CORP	118	Shares of Common Stock	2,474
INTEL CORP	117	Shares of Common Stock	2,462
INTEL CORP	300	Shares of Common Stock	6,309
INTEL CORP	188	Shares of Common Stock	3,955
INTELLIGENT COMM ENT NEW	2,618	Shares of Common Stock	131
INTERCONTINENTALEXCHANGE** PEN	15	Shares of Common Stock	1,787
INTERDIGITAL INC	165	Shares of Common Stock	6,871
INTERIORS INC CL A	25,709	Shares of Common Stock	26
INTERPHARM HOLDINGS INC	1,000	Shares of Common Stock	13
INTL BUSINESS MACHINES	46	Shares of Common Stock	6,751
INTL BUSINESS MACHINES	25	Shares of Common Stock	3,669
INTL BUSINESS MACHINES	250	Shares of Common Stock	36,690
INTL BUSINESS MACHINES	164	Shares of Common Stock	24,098
INTL BUSINESS MACHINES	27	Shares of Common Stock	3,994
INTL BUSINESS MACHINES	20	Shares of Common Stock	2,935
INTUITIVE SURGICAL NEW	8	Shares of Common Stock	2,062
INTUITIVE SURGICAL NEW	10	Shares of Common Stock	2,578
INVESCO CONSTELLATION FD CL A	998	Shares of Common Stock	23,247
INVESCO CONSTELLATION FD CL A	1,245	Shares of Common Stock	29,005
IQ HEDGE MAC TRACKER ETFMACRO	385	Shares of Common Stock	10,603
IRELAND BANK ADR FSPONSO	4,000	Shares of Common Stock	10,600
ISCO INTERNATIONAL INXXXBANKRU	53,770	Shares of Common Stock	0
ISHARES MSCI BRAZIL INDXBRAZIL	80	Shares of Common Stock	6,192
ISHARES MSCI BRAZIL INDXBRAZIL	114	Shares of Common Stock	8,824
ISHARES MSCI BRAZIL INDXBRAZIL	400	Shares of Common Stock	30,960
ISHARES MSCI EMRG MKT FDWITH S	177	Shares of Common Stock	8,440
ISHARES MSCI EMRG MKT FDWITH S	40	Shares of Common Stock	1,906
ISHARES MSCI EMRG MKT FDWITH S	550	Shares of Common Stock	26,214
ISHARES MSCI ETF ALL PE	100	Shares of Common Stock	5,036
ISHARES MSCI GRMNY IDX GERMAN	702	Shares of Common Stock	16,806

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
ISHARES MSCI MALAYSIA MALAYS	637	Shares of Common Stock	9,165
ISHARES MSCI SWEDEN IDX SWEDEN	280	Shares of Common Stock	8,744
ISHARES MSCI VAL IDX FD	135	Shares of Common Stock	6,866
ISHARES RUSSELL MIDCAP WITH S	175	Shares of Common Stock	9,907
ISHARES S&P GLOBAL S&P GL	709	Shares of Common Stock	11,229
ISHARES S&P MIDCAP 400 S&P MI	123	Shares of Common Stock	9,743
ISHARES S&P SMALLCAP 600S&P SM	136	Shares of Common Stock	9,798
ISHARES S&P SMALLCAP 600S&P SM	67	Shares of Common Stock	4,864
ISHARES S&P U S PFD FUNDS&P U	256	Shares of Common Stock	9,933
ISHARES SILVER TRUST INDEX	150	Shares of Common Stock	4,527
ISHARES SILVER TRUST INDEX	350	Shares of Common Stock	10,563
ISHARES TR BARCLAYS TIPSBOND F	45	Shares of Common Stock	4,838
ISHARES TR BARCLAYS TIPSBOND F	45	Shares of Common Stock	4,838
ISHARES TR BARCLAYS TIPSBOND F	342	Shares of Common Stock	36,772
ISHARES TR DJ US INDL US IND	1,030	Shares of Common Stock	67,362
ISHARES TR LEHMAN BD FD LEHMAN	42	Shares of Common Stock	3,549
ISHARES TR MSCI EAFE FD WITH S	120	Shares of Common Stock	6,989
ISHARES TR MSCI EAFE FD WITH S	313	Shares of Common Stock	18,198
ISHARES TR RUSSELL 1000 RUSSEL	1,966	Shares of Common Stock	112,573
ISHARES TR RUSSELL 2000 RUSSEL	150	Shares of Common Stock	13,147
ISHARES TR S&P SMALLCAP WITH S	150	Shares of Common Stock	10,277
ISHARES TRUST IBOXX	66	Shares of Common Stock	5,959
ISHARES TRUST INDEX FUNDWITH S	225	Shares of Common Stock	9,695
ISHARES TRUST INDEX FUNDWITH S	514	Shares of Common Stock	22,148
ISHARES TRUST MSCI E	192	Shares of Common Stock	8,093
ISHARES TRUST S&P 500 S&P 50	69	Shares of Common Stock	8,711
ISHARES TRUST S&P 500 S&P 50	50	Shares of Common Stock	6,313
ISHARES TRUST S&P GL	302	Shares of Common Stock	10,576
ISIS PHARMACEUTICALS INC	600	Shares of Common Stock	6,072
ITC HOLDINGS CORP ** PEN	140	Shares of Common Stock	8,677
JABIL CIRCUIT INC	250	Shares of Common Stock	5,023
JABIL CIRCUIT INC	0	Shares of Common Stock	0
JADE ART GROUP INC NEW	45,000	Shares of Common Stock	7,875
JDS UNIPHASE CORP NEW	2	Shares of Common Stock	29
JDS UNIPHASE CORP NEW	176	Shares of Common Stock	2,548
JEDI MIND INC	10,000	Shares of Common Stock	96
JOHNSON & JOHNSON	200	Shares of Common Stock	12,370
JOHNSON & JOHNSON	1	Shares of Common Stock	74
JPMORGAN CHASE & CO	175	Shares of Common Stock	7,424
JPMORGAN CHASE & CO	65	Shares of Common Stock	2,756
K V PHARMACEUTICAL CL A	4,200	Shares of Common Stock	10,710
KANSAS CITY SOUTHERN	300	Shares of Common Stock	14,358
KBR INC ** PEN	55	Shares of Common Stock	1,676
KINDER MORGAN ENERGY LP UNIT L	60	Shares of Common Stock	4,216
KINDER MORGAN ENERGY LP UNIT L	128	Shares of Common Stock	8,970
KINDER MORGAN MGMT LLC	245	Shares of Common Stock	16,393
KINDER MORGAN MGMT LLC	1,150	Shares of Common Stock	76,917
KRAFT FOODS INC EXCHAN	207	Shares of Common Stock	6,523
KRAFT FOODS INC EXCHAN	274	Shares of Common Stock	8,640
KRAFT FOODS INC EXCHAN	35	Shares of Common Stock	1,110
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock	3,490
L INTERNATIONAL COMPUTERTRADIN	200	Shares of Common Stock	0
L-1 IDENTITY SOLUTIONS	200	Shares of Common Stock	2,382
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock	35,168
LADISH CO NEW	100	Shares of Common Stock	4,862
LAS VEGAS SANDS CORP ** PEN	145	Shares of Common Stock	6,663
LEVEL 3 COMMUNICATIONS	1,500	Shares of Common Stock	1,470
LIGHTBRIDGE CORP	517	Shares of Common Stock	2,771
LILLY ELI & COMPANY ODDLOT	300	Shares of Common Stock	10,512
LIMITED BRANDS INC TENDER	141	Shares of Common Stock	4,344
LONGTOP FINL TECH ADS F** PEN	250	Shares of Common Stock	9,045
LOWES COMPANIES INC	205	Shares of Common Stock	5,129
LOWES COMPANIES INC	209	Shares of Common Stock	5,253
LSI CORPORATION	4	Shares of Common Stock	24
LSI CORPORATION	10	Shares of Common Stock	60
LSI CORPORATION	2	Shares of Common Stock	12
M D U RESOURCES GROUP	529	Shares of Common Stock	10,723

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
MAGELLAN MIDSTREAM PTNRS	150	Shares of Common Stock	8,475
MARKEL CORP HOLDIN	40	Shares of Common Stock	15,125
MARKET VECTORS ETF ** PEN	30	Shares of Common Stock	1,730
MARKET VECTORS ETF TRUSTGOLD M	1,043	Shares of Common Stock	64,103
MARSH & MC LENNAN CO INC	46	Shares of Common Stock	1,258
MASTERCARD INC ** PEN	10	Shares of Common Stock	2,241
MATTEL INCORPORATED	259	Shares of Common Stock	6,589
MC DONALDS CORP EXCHAN	2	Shares of Common Stock	161
MCG CAPITAL CORP	7,450	Shares of Common Stock	51,927
MEADOWBROOK INSURANCE GP	107	Shares of Common Stock	1,101
MEDCOHEALTH SOLUTIONS ODDLOT	150	Shares of Common Stock	9,191
MEDCOHEALTH SOLUTIONS ODDLOT	62	Shares of Common Stock	3,799
MEDTRONIC INC	200	Shares of Common Stock	7,418
MEGA URANIUM LTD 12 WTSFWARRAN	1,500	Shares of Common Stock	272
MEGA URANIUM LTD F	14,000	Shares of Common Stock	15,358
MELA SCIENCES INC	1,094	Shares of Common Stock	3,665
MELCO PBL ENTMT LTD ADRF**PEND	650	Shares of Common Stock	4,134
MELCO PBL ENTMT LTD ADRF**PEND	10,000	Shares of Common Stock	63,600
MERCK & CO INC NEW	1,000	Shares of Common Stock	36,040
MERCK & CO INC NEW	351	Shares of Common Stock	12,668
MERCK & CO INC NEW	27	Shares of Common Stock	973
MERCK & CO INC NEW	31	Shares of Common Stock	1,134
METANOR RESOURCES F	1,000	Shares of Common Stock	448
METANOR RESOURCES F	2,500	Shares of Common Stock	1,120
METANOR RESOURCES F	5,000	Shares of Common Stock	2,239
METLIFE INC	345	Shares of Common Stock	15,332
METRICOM INC NEW ^XXBANKRU	100	Shares of Common Stock	0
MGM MIRAGE TENDER	200	Shares of Common Stock	2,970
MGM MIRAGE TENDER	42	Shares of Common Stock	624
MICROSOFT CORP DUTCH	100	Shares of Common Stock	2,791
MICROSOFT CORP DUTCH	1	Shares of Common Stock	15
MICROSOFT CORP DUTCH	400	Shares of Common Stock	11,164
MICROSOFT CORP DUTCH	55	Shares of Common Stock	1,540
MICROSOFT CORP DUTCH	3,700	Shares of Common Stock	103,267
MICROSOFT CORP DUTCH	1,000	Shares of Common Stock	27,910
MICROSOFT CORP DUTCH	100	Shares of Common Stock	2,791
MICROSOFT CORP DUTCH	1,200	Shares of Common Stock	33,492
MICROSOFT CORP DUTCH	1	Shares of Common Stock	24
MICROSOFT CORP DUTCH	600	Shares of Common Stock	16,746
MICROSOFT CORP DUTCH	225	Shares of Common Stock	6,275
MICROSOFT CORP DUTCH	300	Shares of Common Stock	8,373
MICROSOFT CORP DUTCH	0	Shares of Common Stock	2
MICROSOFT CORP DUTCH	60	Shares of Common Stock	1,675
MICROSOFT CORP DUTCH	160	Shares of Common Stock	4,466
MICROSOFT CORP DUTCH	112	Shares of Common Stock	3,137
MICROSOFT CORP DUTCH	225	Shares of Common Stock	6,275
MIDDLEBY CORP THE	100	Shares of Common Stock	8,442
MILLENNIUM CELL INC	5,000	Shares of Common Stock	1
MIPS TECHNOLOGIES	500	Shares of Common Stock	7,585
MOLSON COORS BREWING CLB	14	Shares of Common Stock	703
MONSANTO CO NEW DEL	1,000	Shares of Common Stock	69,640
MONTPELIER RE HLDGS LTD	25,000	Shares of Common Stock	26,010
MONTPELIER RE HLDGS LTDF	109	Shares of Common Stock	2,164
MORGAN STANLEY	3,822	Shares of Common Stock	103,992
MOSAIC COMPANY	150	Shares of Common Stock	11,454
MOSAIC COMPANY	85	Shares of Common Stock	6,491
MOTOROLA INCORPORATED ODDLOT	211	Shares of Common Stock	1,910
MOTORS LIQUIDATION CO	118	Shares of Common Stock	11
MULTIMEDIA GAMES INC DUTCH	1,000	Shares of Common Stock	5,580
MYLAN LABORATORIES INC DUTCH	500	Shares of Common Stock	10,565
NAM TAI ELECTRONICS NEWF	2,000	Shares of Common Stock	12,800
NATL SCIENTIFIC CORP	250	Shares of Common Stock	3
NESTLE S A REG B ADR F1 ADR	25	Shares of Common Stock	1,468
NETAPP INC	95	Shares of Common Stock	5,221
NETFLIX INC	15	Shares of Common Stock	2,636
NETSOL TECHNOLOGIES NEW	750	Shares of Common Stock	1,403
NEW GOLD INC CDA 12 WTSFWARRAN	7,000	Shares of Common Stock	634

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
NIKE INC CLASS B	50	Shares of Common Stock	4,271
NN INC	3,019	Shares of Common Stock	37,315
NORDIC AMERN TANKR SHPGF	217	Shares of Common Stock	5,638
NORTEL NETWORKS CP NEW F	100	Shares of Common Stock	1
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock	0
NOVAMED INC NEW	133	Shares of Common Stock	1,533
NOVARTIS A G SPON ADR FSPONSO	175	Shares of Common Stock	10,316
NUCOR CORP	311	Shares of Common Stock	13,611
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	1,419
NUVEEN FLTG RATE INCM FD	120	Shares of Common Stock	1,417
NVIDIA CORP	100	Shares of Common Stock	1,540
NYSE EURONEXT N V	200	Shares of Common Stock	5,996
OAKWOOD HOMES CORP NEW TRADIN	200	Shares of Common Stock	0
OBN HOLDINGS INC NEW	200	Shares of Common Stock	11
OCCIDENTAL PETE CORP	29	Shares of Common Stock	2,845
OMEGA NAV ENTERPRISES AF** PEN	9,500	Shares of Common Stock	12,160
OMNICARE INC	69	Shares of Common Stock	1,750
OMNICOM GROUP INC	25	Shares of Common Stock	1,145
ORACLE CORPORATION	200	Shares of Common Stock	6,260
ORACLE CORPORATION	102	Shares of Common Stock	3,178
ORACLE CORPORATION	102	Shares of Common Stock	3,178
ORACLE CORPORATION	81	Shares of Common Stock	2,542
OSHKOSH CORP	175	Shares of Common Stock	6,167
OXUS GOLD PLC WEF ORD F	202,700	Shares of Common Stock	17,128
P I C O HOLDINGS INC NEW	30	Shares of Common Stock	954
PALADIN ENERGY LTD ORD FCANADI	1,000	Shares of Common Stock	5,053
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	8,242
PANERA BREAD CO CL A	35	Shares of Common Stock	3,542
PARAMOUNT GOLD AND SILVRTRADIN	10,000	Shares of Common Stock	39,900
PATRIOT COAL CORP	1,500	Shares of Common Stock	29,055
PATRIOT NATL BANCORP INC	3,300	Shares of Common Stock	6,930
PAYCHEX INC	212	Shares of Common Stock	6,560
PCCW LIMITED NEW ORD F	180	Shares of Common Stock	80
PEPSICO INCORPORATED	200	Shares of Common Stock	13,066
PEPSICO INCORPORATED	22	Shares of Common Stock	1,413
PETROLEO BRASILEIRO ADRFSA PET	35	Shares of Common Stock	1,324
PFIZER INCORPORATED ODDLOT	150	Shares of Common Stock	2,627
PFIZER INCORPORATED ODDLOT	600	Shares of Common Stock	10,506
PFIZER INCORPORATED ODDLOT	300	Shares of Common Stock	5,253
PFIZER INCORPORATED ODDLOT	66	Shares of Common Stock	1,156
PFIZER INCORPORATED ODDLOT	110	Shares of Common Stock	1,933
PFIZER INCORPORATED ODDLOT	25	Shares of Common Stock	438
PFIZER INCORPORATED ODDLOT	450	Shares of Common Stock	7,880
PFIZER INCORPORATED ODDLOT	136	Shares of Common Stock	2,384
PHILIP MORRIS INTL INC	300	Shares of Common Stock	17,559
PHILIP MORRIS INTL INC	23	Shares of Common Stock	1,317
PHILLIPS-VAN HEUSEN CORP	35	Shares of Common Stock	2,205
PHOTRONICS INC	500	Shares of Common Stock	2,955
PIMCO CORPORATE OPPTY FD	265	Shares of Common Stock	4,504
PIMCO EXCH TRADED FUND 15+ YR	492	Shares of Common Stock	26,740
PIMCO EXCH TRADED FUND ENHANC	167	Shares of Common Stock	16,819
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock	6,250
PINNACLE AIRLINES CORP — PEN	150	Shares of Common Stock	1,185
PIPER JAFFRAY COS NEW ODDLOT	1	Shares of Common Stock	35
PLAINS ALL AMERN PPLN LPUNIT L	140	Shares of Common Stock	8,791
PLAINS ALL AMERN PPLN LPUNIT L	200	Shares of Common Stock	12,558
PLUG POWER INC	125	Shares of Common Stock	46
PLUM CREEK TIMBER CO REIT	200	Shares of Common Stock	7,490
POWERSHARES GLOBAL WATER** PEN	400	Shares of Common Stock	7,596
POWERSHRS DB AGRICULTRE DOUBLE	400	Shares of Common Stock	5,628
POWERSHS DB COMMDTY INDX	711	Shares of Common Stock	19,588
POWERSHS DB MULTI SECTORPOWERS	220	Shares of Common Stock	11,992
POWERSHS DB US DOLLAR TRINDEX	175	Shares of Common Stock	4,743
POWERSHS EXCH TRAD FD TRDYNAMI	114	Shares of Common Stock	2,471
POWERSHS EXCH TRAD FD TRDYNAMI	308	Shares of Common Stock	4,973
POWERSHS EXCH TRAD FD TRDYNAMI	1,600	Shares of Common Stock	29,648
POWERSHS EXCH TRAD FD TRPOWERS	443	Shares of Common Stock	5,956

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
POWERSHS EXCH TRAD FD TRPREFER	4,000	Shares of Common Stock	56,480
POWERSHS EXCH TRAD FD TRPREFER	6,000	Shares of Common Stock	84,720
POWERSHS QQQ TRUST SER 1	130	Shares of Common Stock	7,080
POWERSHS QQQ TRUST SER 1	320	Shares of Common Stock	17,452
PRECISION CASTPARTS CORP	30	Shares of Common Stock	4,176
PRECISION DRILLING CORPF	965	Shares of Common Stock	9,351
PRICELINE.COM INC NEW	—	Shares of Common Stock	0
PRICELINE.COM INC NEW	15	Shares of Common Stock	5,993
PROCTER & GAMBLE EXCHAN	40	Shares of Common Stock	2,573
PROCTER & GAMBLE EXCHAN	105	Shares of Common Stock	6,780
PROCTER & GAMBLE EXCHAN	24	Shares of Common Stock	1,561
PROSHARES TRUST ETF ULTRAS	4,800	Shares of Common Stock	177,792
PROSHARES TRUST ETF ULTRAS	5,000	Shares of Common Stock	185,200
PROSHS ULTRASHORT DJ AIG** PEN	200	Shares of Common Stock	2,034
PROSHS ULTRASHRT S&P 500 PROSHA	350	Shares of Common Stock	8,316
PROXIM CORP CL A NEW CLASS	15	Shares of Common Stock	0
PUMA EXPLORATION INC F	2,750	Shares of Common Stock	830
PUMA EXPLORATION INC F	3,900	Shares of Common Stock	1,177
QUALCOMM INC	200	Shares of Common Stock	9,898
QUALCOMM INC	340	Shares of Common Stock	16,827
QUALCOMM INC	90	Shares of Common Stock	4,454
QUALMARK CORP	400	Shares of Common Stock	80
R F MICRO DEVICES INC	1,000	Shares of Common Stock	7,350
RAMBUS INC DEL	484	Shares of Common Stock	9,912
RANGE RESOURCES CORP	100	Shares of Common Stock	4,498
RARE ELEMENT RESOURCES F	500	Shares of Common Stock	8,030
RAYTHEON COMPANY NEW ODD LO	369	Shares of Common Stock	17,105
REALNETWORKS INC	2,000	Shares of Common Stock	8,400
REALTY INCOME CORP REIT	200	Shares of Common Stock	6,840
REDHAWK RESOURCES INC F	2,000	Shares of Common Stock	1,671
RELIANCE STL & ALUMINUM	1,415	Shares of Common Stock	72,286
RESEARCH IN MOTION LTD F	100	Shares of Common Stock	5,813
RITE AID CORPORATION	4,000	Shares of Common Stock	3,533
RITE AID CORPORATION	100	Shares of Common Stock	88
ROCKWELL AUTOMATION INC	9	Shares of Common Stock	645
ROCKWELL COLLINS INC	9	Shares of Common Stock	524
ROVI CORPORATION	76	Shares of Common Stock	4,713
ROVI CORPORATION	85	Shares of Common Stock	5,271
ROWE T PRICE GROUP INC	120	Shares of Common Stock	7,745
RYDEX ETF TRUST AUSTRA	15	Shares of Common Stock	1,540
S P D R S&P 500 ETF TR EXPIRI	345	Shares of Common Stock	43,384
SALESFORCE COM ** PEN	65	Shares of Common Stock	8,580
SALESFORCE COM ** PEN	45	Shares of Common Stock	5,940
SANDSTORM RES 14 WTSFWARRAN	4,000	Shares of Common Stock	1,610
SANGUINE CORP NEW	200	Shares of Common Stock	54
SAUER DANFOSS INC	1,304	Shares of Common Stock	36,838
SCHEIN HENRY INC	120	Shares of Common Stock	7,367
SCHW INTL EQ ETF	356	Shares of Common Stock	9,858
SCHW US BRD MKT ETF	351	Shares of Common Stock	10,676
SCHW US LCAP GRO ETF	351	Shares of Common Stock	10,576
SCHW US LCAP VAL ETF	352	Shares of Common Stock	9,951
SCHW US SCAP ETF	351	Shares of Common Stock	12,049
SCOR ADR FSPONSO	1,000	Shares of Common Stock	2,549
SEABRIDGE GOLD INC F	350	Shares of Common Stock	10,738
SEACOAST BK CORP FLA COMMON	100	Shares of Common Stock	146
SEALED AIR CORP NEW	108	Shares of Common Stock	2,760
SECTOR SPDR ENGY SELECT SHARES	1	Shares of Common Stock	68
SECTOR SPDR FINCL SELECTSHARES	511	Shares of Common Stock	8,154
SECTOR SPDR FINCL SELECTSHARES	351	Shares of Common Stock	5,602
SEVEN SEAS PETE NEW ORDFTRADIN	2,000	Shares of Common Stock	0
SHOREHAM RESOURCES LTD F	9,000	Shares of Common Stock	3,442
SIEMENS A G ADR F1 ADR	25	Shares of Common Stock	3,106
SIEMENS A G ADR F1 ADR	200	Shares of Common Stock	24,850
SILGAN HOLDINGS INC TENDER	100	Shares of Common Stock	3,575
SILICON GRAPHICS INC XXXBANKRU	1,000	Shares of Common Stock	0
SILVER WHEATON CORP F	111	Shares of Common Stock	4,333
SILVER WHEATON CORP F	277	Shares of Common Stock	10,814

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
SILVER WHEATON CORP F	500	Shares of Common Stock	19,520
SILVERCORP METALS INC F	250	Shares of Common Stock	3,208
SINO GAS INTL HLDGS	450	Shares of Common Stock	176
SIRIUS XM RADIO INC	10,000	Shares of Common Stock	16,301
SIRIUS XM RADIO INC	100	Shares of Common Stock	163
SIRIUS XM RADIO INC	100	Shares of Common Stock	163
SIRIUS XM RADIO INC	5,000	Shares of Common Stock	8,151
SIRIUS XM RADIO INC	169	Shares of Common Stock	275
SIRIUS XM RADIO INC	2,000	Shares of Common Stock	3,260
SMAVE SOLUTIONS INC	12	Shares of Common Stock	0
SMAVE SOLUTIONS INC	3	Shares of Common Stock	0
SMITH & WESSON HLDG CORP	628	Shares of Common Stock	2,349
SODASTREAM INTL ORD F** PEN	50	Shares of Common Stock	1,579
SOLAR CAPITAL LTD ** PEN	4,000	Shares of Common Stock	99,120
SONICBLUE INC	700	Shares of Common Stock	1
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock	3,571
SOUTHERN COPPER CORP	99	Shares of Common Stock	4,812
SOUTHWEST AIRLINES CO	100	Shares of Common Stock	1,298
SOUTHWEST AIRLINES CO	50	Shares of Common Stock	649
SOUTHWEST AIRLINES CO	500	Shares of Common Stock	6,490
SOUTHWEST AIRLINES CO	967	Shares of Common Stock	12,553
SPDR GOLD TRUST SPDR G	110	Shares of Common Stock	15,259
SPDR GOLD TRUST SPDR G	65	Shares of Common Stock	9,017
SPDR GOLD TRUST SPDR G	350	Shares of Common Stock	48,552
SPDR GOLD TRUST SPDR G	30	Shares of Common Stock	4,162
SPDR GOLD TRUST SPDR G	100	Shares of Common Stock	13,872
SPDR GOLD TRUST SPDR G	1	Shares of Common Stock	139
SPDR INDEX SHARES FUND S&P EM	995	Shares of Common Stock	56,725
SPDR KBW BANK ETF	1,118	Shares of Common Stock	28,967
SPDR S&P CHINA ETF	254	Shares of Common Stock	19,367
SPDR S&P DIVIDEND ETF	770	Shares of Common Stock	40,025
SPDR S&P DIVIDEND ETF	906	Shares of Common Stock	47,094
SPECTRA ENERGY CORP	150	Shares of Common Stock	3,749
SPECTRA ENERGY CORP	50	Shares of Common Stock	1,250
SPECTRA ENERGY CORP	1,280	Shares of Common Stock	31,987
SPECTRASCIENCE INC NEW	4,576	Shares of Common Stock	549
SPONGETECH DELIVERY SYS TRADIN	1,000	Shares of Common Stock	0
SPONGETECH DELIVERY SYS TRADIN	35,525	Shares of Common Stock	4
SPONGETECH DELIVERY SYS TRADIN	700,000	Shares of Common Stock	70
SPROTT PHYS GLD TR ETN F	1,000	Shares of Common Stock	12,345
STAR SCIENTIFIC INC	550	Shares of Common Stock	1,073
STARBUCKS CORP	164	Shares of Common Stock	5,273
STARBUCKS CORP	105	Shares of Common Stock	3,374
STERICYCLE INC	60	Shares of Common Stock	4,855
STERIS CORP	250	Shares of Common Stock	9,115
STEWART ENTERPRISES CL A	223	Shares of Common Stock	1,491
STRATEGIC MINING CORP	83	Shares of Common Stock	12
STRATEGIC RESOURCES LTD	2,500	Shares of Common Stock	18
SUNCOR ENERGY INC NEW F	580	Shares of Common Stock	22,208
SUNESIS PHARMACEUTICALS ** PEN	200	Shares of Common Stock	104
SUNTECH POWER HLDGS CO ** PEN	47	Shares of Common Stock	376
SUNTRUST BANKS INC	200	Shares of Common Stock	5,902
SUPERVALU INC	75	Shares of Common Stock	722
SUREBEAM CORP TRADIN	600	Shares of Common Stock	0
SYMMETRY MEDICAL INC ** PEN	195	Shares of Common Stock	1,804
SYNOVUS FINANCIAL CORP	2,400	Shares of Common Stock	6,336
SYNTEL INC	2,000	Shares of Common Stock	95,600
SYSCO CORPORATION	104	Shares of Common Stock	3,066
SYSCO CORPORATION	100	Shares of Common Stock	2,940
T J X COS INC	110	Shares of Common Stock	4,898
T R C COMPANIES INC	105	Shares of Common Stock	368
TANZANIAN ROYALTY EXPL F	3,000	Shares of Common Stock	21,900
TARGET CORPORATION	680	Shares of Common Stock	40,912
TELE NORTE LESTE ADR FSPONSO	1,400	Shares of Common Stock	20,580
TELLABS INC	3,982	Shares of Common Stock	26,999
TEMPLETON GLOBAL INCM FD	1,000	Shares of Common Stock	10,700
THE SOUTHERN COMPANY	240	Shares of Common Stock	9,175

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
THE SOUTHERN COMPANY	76	Shares of Common Stock	2,894
THOMPSON CREEK METALS F	750	Shares of Common Stock	11,040
TIANRONG BLDG MAT HLDGS	1,000	Shares of Common Stock	0
TIM HORTONS INC ** PEN	352	Shares of Common Stock	14,527
TIME WARNER CABLE INC.	8	Shares of Common Stock	528
TIME WARNER CABLE INC.	25	Shares of Common Stock	1,651
TIME WARNER CABLE INC.	8	Shares of Common Stock	528
TIME WARNER INC.	33	Shares of Common Stock	1,062
TIME WARNER INC.	100	Shares of Common Stock	3,217
TIME WARNER INC.	37	Shares of Common Stock	1,180
TOTAL S A ADR F1 ADR	170	Shares of Common Stock	9,092
TRANSCANADA CORP F	250	Shares of Common Stock	9,510
TRANSOCEAN INC NEW F	200	Shares of Common Stock	13,902
TRANSOCEAN INC NEW F	175	Shares of Common Stock	12,164
TRANSOCEAN INC NEW F	4	Shares of Common Stock	278
TRANSWITCH CORP NEW	125	Shares of Common Stock	273
TRAVELCENTERS OF AMERICA LLC CO	1,500	Shares of Common Stock	5,655
TRENWICK GROUP LTD ORD F	700	Shares of Common Stock	0
TRINITY INDUSTRIES INC	200	Shares of Common Stock	5,322
TRUEBLUE INC	150	Shares of Common Stock	2,699
TRUSTCO BANK CORP N Y	100	Shares of Common Stock	634
TYCO ELECTRONICS LTD F	9	Shares of Common Stock	333
TYCO INTL LTD NEW F	500	Shares of Common Stock	20,720
TYCO INTL LTD NEW F	28	Shares of Common Stock	1,160
TYCO INTL LTD NEW F	9	Shares of Common Stock	387
U S BANCORP DEL NEW	100	Shares of Common Stock	2,697
U S G CORPORATION NEW	330	Shares of Common Stock	5,554
U308 CORP F	1,738	Shares of Common Stock	1,802
UNILEVER PLC ADR NEW FWITH S	225	Shares of Common Stock	6,948
UNITED CONTL HLDGS INC	105	Shares of Common Stock	2,501
UNITED CONTL HLDGS INC	84	Shares of Common Stock	2,001
UNITED PARCEL SERVICE B CLASS	180	Shares of Common Stock	13,069
UNITED RENTALS INC DUTCH	1,647	Shares of Common Stock	37,469
UNITED TECHNOLOGIES CORP	239	Shares of Common Stock	18,826
URANERZ ENERGY CORP	600	Shares of Common Stock	2,394
US BIOTEC INC NEW	196	Shares of Common Stock	0
USA FLORAL PRODS INC ^XXBANKRU	400	Shares of Common Stock	0
V C A ANTECH INC	250	Shares of Common Stock	5,823
VALE SA ADR FSPONSO	250	Shares of Common Stock	8,643
VALERO ENERGY CORP NEW	400	Shares of Common Stock	9,248
VANGUARD BOND INDEX FUNDTOTAL	763	Shares of Common Stock	61,246
VANGUARD DIV APPRCIATION	679	Shares of Common Stock	35,736
VANGUARD DIV APPRCIATION	570	Shares of Common Stock	29,999
VANGUARD EMERGING MARKET	200	Shares of Common Stock	9,629
VANGUARD EMERGING MARKET	44	Shares of Common Stock	2,106
VANGUARD EMERGING MARKET	656	Shares of Common Stock	31,595
VANGUARD GROWTH	1,156	Shares of Common Stock	71,026
VANGUARD INTL EQTY INDEXFTSE A	380	Shares of Common Stock	18,137
VANGUARD REIT	1,095	Shares of Common Stock	60,630
VANGUARD REIT	740	Shares of Common Stock	40,974
VANGUARD SMALL CAP GRWTH	327	Shares of Common Stock	25,542
VANGUARD TOTAL STOCK MKTSTK MK	850	Shares of Common Stock	55,191
VANGUARD TOTAL STOCK MKTSTK MK	118	Shares of Common Stock	7,645
VERIZON COMMUNICATIONS	125	Shares of Common Stock	4,473
VERIZON COMMUNICATIONS	300	Shares of Common Stock	10,734
VERIZON COMMUNICATIONS	200	Shares of Common Stock	7,156
VERIZON COMMUNICATIONS	67	Shares of Common Stock	2,404
VERIZON COMMUNICATIONS	1,000	Shares of Common Stock	35,780
VERIZON COMMUNICATIONS	100	Shares of Common Stock	3,578
VESTA INSURANCE GROUP	216	Shares of Common Stock	0
VESTAS WIND SYS A/S ADRF1 ADR	2,000	Shares of Common Stock	21,114
VIE FINANCIAL GROUP NEW	15	Shares of Common Stock	0
VIROPHARMA INC	350	Shares of Common Stock	6,062
VISA INC ** PEN	200	Shares of Common Stock	14,076
VISA INC ** PEN	200	Shares of Common Stock	14,076
VISHAY INTERTECHNOLOGY	2,510	Shares of Common Stock	36,847
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	5,872

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of investment
		including maturity date, rate of
		interest, collateral, par, or
Identity of issue, borrower, lessor, or similar party		maturity value	Current Value
VISHAY PRECISION GROUP	28	Shares of Common Stock	528
VIVUS INC	250	Shares of Common Stock	2,343
VMWARE INC ** PEN	40	Shares of Common Stock	3,556
VODAFONE GROUP NEW ADR FSPONSO	300	Shares of Common Stock	7,932
WABCO HOLDINGS INC.	39	Shares of Common Stock	2,376
WAL-MART STORES INC	274	Shares of Common Stock	14,765
WAL-MART STORES INC	250	Shares of Common Stock	13,483
WAL-MART STORES INC	11	Shares of Common Stock	614
WAL-MART STORES INC	14	Shares of Common Stock	733
WALTER INVESTMENT MANAGEMENT CORP.	2,185	Shares of Common Stock	39,203
WASTE MANAGEMENT INC DEL	105	Shares of Common Stock	3,855
WASTE MANAGEMENT INC DEL	500	Shares of Common Stock	18,435
WATSCO INC	100	Shares of Common Stock	6,308
WEATHERFORD INTL LTD F	150	Shares of Common Stock	3,420
WELLS FARGO & CO NEW	13	Shares of Common Stock	403
WESTERN COPPER CORP F	80	Shares of Common Stock	214
WESTERN REFINING INC ** PEN	59	Shares of Common Stock	621
WESTERN UNION COMPANY	302	Shares of Common Stock	5,612
WESTERN WATER CO ^XXBANKRU	1,000	Shares of Common Stock	0
WEYERHAEUSER CO TENDER	150	Shares of Common Stock	2,840
WILLIAMS COMPANIES	2,046	Shares of Common Stock	50,583
WISDOMTREE DEFA EQUITY INCOME	99	Shares of Common Stock	4,057
WISDOMTREE EMERGING ETF MKTS L	312	Shares of Common Stock	16,228
WISDOMTREE EQUITY INC FDHI YIE	147	Shares of Common Stock	5,721
WISDOMTREE INDIA EARNING	663	Shares of Common Stock	17,497
WISDOMTREE MIDCAP DIVDNDMIDCAP	46	Shares of Common Stock	2,331
WISDOMTREE SMALLCAP DIV SMALLC	104	Shares of Common Stock	4,932
WISDOMTREE TRUST ** PEN	40	Shares of Common Stock	2,417
WYNN RESORTS	40	Shares of Common Stock	4,154
WYNN RESORTS	100	Shares of Common Stock	10,384
XEROX CORP	250	Shares of Common Stock	2,880
XEROX CORP	211	Shares of Common Stock	2,433
XEROX CORP	100	Shares of Common Stock	1,152
XL GROUP PLC F	700	Shares of Common Stock	15,274
XL GROUP PLC F	3,050	Shares of Common Stock	66,551
YAMANA GOLD INC F	550	Shares of Common Stock	7,040
YAMANA GOLD INC F	2,000	Shares of Common Stock	25,600
YORA INTL INC NEW	275	Shares of Common Stock	0
ZION OIL & GAS INC ** PEN	1,100	Shares of Common Stock	5,258
ZIONS BANCORP	501	Shares of Common Stock	12,128
ZIX CORPORATION	20	Shares of Common Stock	85
ZORAN CORP NEW	1,000	Shares of Common Stock	8,800

Total			9,266,882

Guaranteed investment contracts
WILLIS STABLE VALUE FUND		Group Annuity Insurance Contracts	92,453,451
TFLIC STABLE 5 FUND		Group Annuity Insurance Contracts	49,551,138

Total			142,004,589

Money Market Funds
SCHWAB MONEY MARKET FUND		Money Market	3,609,727

Total			3,609,727

Other Financial Assets
ALLY BANK 1.45%11CD FDI	23,000	Corporate Bonds	23,064
AMER INTL GROUP5.375%11NOTES	20,000	Corporate Bonds	20,550
AMERICAN EX CEN 1.7%11CD FDI	30,000	Corporate Bonds	30,286
BARCLAYS BANK N 3.2%14CD FDI	50,000	Corporate Bonds	51,956
BLOCK FINANCIAL 7.875%13NOTES	23,000	Corporate Bonds	24,158
BMW NORTH AMER B 1.7%11CD FDI	40,000	Corporate Bonds	40,382
BMW NORTH AMER B 2.4%12CD FDI	25,000	Corporate Bonds	25,558
BP CAPITAL MKT 3.125%12FNOTES	10,000	Corporate Bonds	10,220
CITIGROUP INC 5.10%11SR NOT	10,000	Corporate Bonds	10,321
FCX 8.250 04/ 8.25%15	15,000	Corporate Bonds	15,825
FIRST UNITED BK 0.85%11CD FDI	10,000	Corporate Bonds	10,008
GE CAPITAL FINL 2.5%11CD FDI	50,000	Corporate Bonds	50,401
GE MONEY BANK N A 1.3%13CD FDI	24,000	Corporate Bonds	24,006
GE MONEY BANK N A 2.3%14CD FDI	10,000	Corporate Bonds	10,155
GENWORTH GL FD 5.125%11NOTES	10,000	Corporate Bonds	10,084
GOLDMAN SACHS 5.70%12NOTES	10,000	Corporate Bonds	10,694

WILLIS NORTH AMERICA, INC.
401(K) RETIREMENT SAVINGS PLAN
Employer Identification Number — 13-5654526
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

GOLDMAN SACHS G 5.25%13NOTES	25,000	Corporate Bonds	26,855
HARTFORD LF TRST 5.2%11NOTES	10,000	Corporate Bonds	10,049
J P MORGAN CHASE 6.75%11GLBL N	10,000	Corporate Bonds	10,033
MERRILL LYNCH 6.05%12SR UNS	25,000	Corporate Bonds	26,523
PRUDENTIAL FINL 5.8%12NOTES	25,000	Corporate Bonds	26,534
ROYAL CARIBBEA 6.875%13FSR NT	5,000	Corporate Bonds	5,325
SOUTHWEST AIR 5.75%16BONDS	10,000	Corporate Bonds	10,544
WASH MUTUAL FIN 6.875%11SR NOT	10,000	Corporate Bonds	10,216
U S TREAS STRIP 0% 11/11INT PM	12,000	Principal amount due 11/15/2011	11,975
U S TREAS STRIP 0% 11/12INT PM	12,000	Principal amount due 11/15/2012	11,865
U S TREAS STRIP 0% 11/13INT PM	12,000	Principal amount due 11/15/2013	11,658
U S TREAS STRIP 0% 02/11INT PM	53,000	Principal amount due 2/15/2011	52,992
U S TREAS STRIP 0% 02/12INT PM	53,000	Principal amount due 2/15/2012	52,781
U S TREAS STRIP 0% 02/13INT PM	53,000	Principal amount due 2/15/2013	52,168
U S TREAS STRIP 0% 02/14INT PM	12,000	Principal amount due 2/15/2014	11,574
U S TREAS STRIP 0% 05/11INT PM	12,000	Principal amount due 5/15/2011	11,993
U S TREAS STRIP 0% 05/12INT PM	12,000	Principal amount due 5/15/2012	11,938
U S TREAS STRIP 0% 05/13INT PM	12,000	Principal amount due 5/15/2013	11,767
U S TREAS STRIP 0% 08/11INT PM	12,000	Principal amount due 8/15/2011	11,982
U S TREAS STRIP 0% 08/12INT PM	12,000	Principal amount due 8/15/2012	11,894
U S TREAS STRIP 0% 08/13INT PM	12,000	Principal amount due 8/15/2013	11,713
TFLIC General Account		General Insurance Assets	263,328
State Street Bank & Trust Co. Cash Reserve Account		Cash Reserve Account	203,131

Total			1,236,501

PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest ranging from 4.25% to 11.03% and maturity dates from January 1, 2011 to September 1, 2025	8,685,427

		Total Investments at Fair Value	595,935,192

		Adjustment from Fair Value to Contract Value for Stable Value Funds	(11,250,894)

		Total Investments at Contract Value	$584,684,298

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Willis 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
By:	/s/ Derrick Coggin
Derrick Coggin
Vice President and Treasurer Willis North America Inc.
Dated: June 29, 2011

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Post Effective Amendment No. 1 to Registration Statement No. 333-67466 of Willis North America Inc. on Form S-8 of our report dated June 24, 2011, relating to the financial statements and supplemental schedule of the Willis 401(k) Retirement Savings Plan, appearing in this Annual Report on Form 11-K of the Willis 401(k) Retirement Savings Plan for the year ended December 31, 2010.

Nashville, TN
June 24, 2011